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                                                                      EXHIBIT 20

[FORTUNE BRANDS LOGO]                                               NEWS RELEASE
                                                                    NEWS RELEASE
                                                                    NEWS RELEASE


CONTACT:
MEDIA RELATIONS:              INVESTOR RELATIONS:
CLARKSON HINE                 ANTHONY J. DIAZ
(847) 484-4415                (847) 484-4410

                  FORTUNE BRANDS REPORTS SECOND QUARTER RESULTS
            DILUTED EPS IS 64 CENTS BEFORE GAIN FROM ONE-TIME ITEMS;
             COMPANY TARGETS DOUBLE-DIGIT EARNINGS PER SHARE GROWTH
                              OVER NEXT SIX MONTHS

Lincolnshire, IL, July 19, 2001 - Fortune Brands, Inc. (NYSE: FO), a leading consumer brands company, today reported diluted earnings per share of 64 cents for the second quarter of 2001, before a net gain from one-time items. Diluted EPS trailed last year's record results by one cent, or 2%, and improved on the 7% EPS decline reported for the first quarter.

Sales of $1.4 billion were off 4% from record levels in the year ago quarter, due primarily to weak economic conditions. Operating company contribution of $217 million trailed last year's record by 9% due principally to lower volumes spread across the company's fixed cost base, unfavorable foreign exchange and continued price competition. EPS benefited in the quarter from the company's lower borrowing costs and fewer shares of stock outstanding.

"The business climate in the second quarter continued to be challenging, particularly due to the economic slowdown in the U.S. and weaker than expected currencies overseas," said Fortune Brands Chairman & CEO Norm Wesley. "Even so, the actions we've taken to help minimize the impact of these and other challenges helped us deliver solid results that improved on first quarter performance. While the economic slowdown adversely impacted overall sales, our two most profitable businesses - home & hardware and spirits & wine - increased sales and performed at or above our expectations in the second quarter. With our breadth and stability, Fortune Brands once again outperformed many competitors.

                      OUTLOOK FOR SECOND HALF AND FULL YEAR

"Despite sustained economic uncertainty, we're cautiously optimistic as we enter the second half," Wesley continued. "Even assuming continued sluggish economic conditions, we're targeting double-digit earnings per share growth over the next six months and we feel well-positioned for growth in 2002. Our confidence is underpinned by our unrelenting commitment to brand building and innovation, plus benefits from the actions we've taken to further improve our performance. Those benefits include a full six months of our strategic alliance with ABSOLUT vodka and impact at the bottom line from our successful supply chain initiatives and aggressive cost controls. Our outlook is also enhanced by the fact that adverse foreign exchange comparisons at current rates will ease in the second half and our borrowing costs and goodwill amortization will continue to be lower.

                                     (more)
                             www.fortunebrands.com
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FORTUNE BRANDS REPORTS SECOND QUARTER RESULTS, PAGE 2

"For the full year, the range of analysts' estimates would put our diluted earnings per share between $2.36 and $2.49 against $2.29 last year. We're targeting to be in that full-year range," Wesley added.

The company announced that the timely close and smooth initial transition of its new spirits and wine partnership will likely boost the year 2001 EPS impact of the strategic alliance to the high end of its previously projected 6 to 8 cent per share range. For 2002 and beyond, the partnership with Vin & Sprit, the maker of ABSOLUT, remains on track to deliver annual earnings benefits of 20 to 25 cents per share.

In the second quarter, the company recorded an after-tax gain of $31 million from the favorable resolution of routine audits for the tax years 1990 through 1992, largely offset by after-tax restructuring and nonrecurring charges of $27.8 million ($42.3 million pre-tax). The charges related to the ongoing repositioning of the office products unit, including the discontinuation of unprofitable product lines, downsizing and cost reduction initiatives, as well as costs related to the previous exploration of strategic options for the unit. Including the net gain from one-time items, the company reported net income of $102.9 million, or 66 cents per diluted share.

The company also updated its share repurchase totals, announcing that it has bought back 2.5 million of its shares so far this year.

                                      * * *

Fortune Brands, Inc. is a consumer products company with annual sales exceeding $5.8 billion. Its operating companies have premier brands and leading market positions in home and hardware products, office products, golf equipment and spirits and wine. Home and hardware brands include Moen faucets, Aristokraft and Schrock cabinets, Master locks and Waterloo tool storage sold by units of MasterBrand Industries, Inc. Major spirits and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek bourbons, DeKuyper cordials, Whyte & Mackay Scotch and Geyser Peak and Canyon Road wines. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Office brands include Day-Timer, Swingline, Kensington and Wilson Jones sold by units of ACCO World Corporation. Fortune Brands, headquartered in Lincolnshire, Illinois, is traded on the New York Stock Exchange under the ticker symbol FO and is included in the S&P 500 Index.

To hear the company's quarterly earnings conference call, or to receive company news releases by e-mail, please visit WWW.FORTUNEBRANDS.COM.

                                      * * *

                                     (more)
                             www.fortunebrands.com
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FORTUNE BRANDS REPORTS SECOND QUARTER RESULTS, PAGE 3

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, changes in interest rates, competitive product and pricing pressures, trade consolidations, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, challenges in the integration of acquisitions and joint ventures, risks associated with the Company's implementation of the repositioning plan for ACCO World Corporation, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

                                      # # #

                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                                          Three Months Ended June 30,
                                                       2001          2000        % Change
Net Sales*                                           1,433.4       1,496.6        (4.2)

     Cost of goods sold                                768.4         787.7        (2.5)

     Excise taxes on spirits and wine                   88.2          90.3        (2.3)

     Advertising, selling, general
       and administrative expenses*                    368.5         389.1        (5.3)

     Amortization of intangibles                        15.8          19.9       (20.6)

     Restructuring and other
       nonrecurring charges                             42.3          11.1           -

     Interest expense                                   27.1          33.8       (19.8)

     Other (income) expense, net**                      (2.5)          1.5           -

Income (Loss) Before Taxes                             125.6         163.2       (23.0)

     Income taxes                                       20.8          64.5       (67.8)

     Minority interests                                  1.9           1.3           -

Net Income (Loss)                                      102.9          97.4         5.6

Earnings Per Common Share

     Basic

     Income from operations                              0.65          0.65          -

     Reversal of prior year tax
       reserve no longer required                        0.20          -             -


     Restructuring and other
       nonrecurring charges                             (0.18)        (0.04)         -

     Net Income (loss)                                   0.67          0.61        9.8

     Diluted

     Income from operations                              0.64          0.65       (1.5)

     Reversal of prior year tax
       reserve no longer required                        0.20          -             -

     Restructuring and other
       nonrecurring charges                             (0.18)        (0.04)         -

     Net Income (loss)                                   0.66          0.61        8.2

Avg. Common Shares Outstanding

     Basic                                             152.7         158.3        (3.5)

     Diluted                                           156.1         160.6        (2.8)

* Prior periods restated to reflect the required adoption of issue No. 00-22 relating to the classification of certain sales incentives. This reclassification does not result in a change in the Company's earnings or earnings per common share.

** Prior periods restated to exclude minority interests now classified separately.


                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                                        Six Months Ended June 30,
                                                       2001          2000        % Change
Net Sales*                                           2,734.4       2,854.0        (4.2)

     Cost of goods sold                              1,456.9       1,513.2        (3.7)

     Excise taxes on spirits and wine                  171.4         170.6         0.5


     Advertising, selling, general
       and administrative expenses*                    747.0         771.7        (3.2)

     Amortization of intangibles                        31.5          39.8       (20.9)

     Restructuring and other
       nonrecurring charges                             42.3          18.1           -

     Interest expense                                   58.9          65.7       (10.4)

     Other (income) expense, net**                      (2.7)          1.2           -

Income (Loss) Before Taxes                             229.1         273.7       (16.3)

     Income taxes                                       61.3         109.6       (44.1)

     Minority interests                                  3.4           2.4           -

Net Income (Loss)                                      164.4         161.7         1.7

Earnings Per Common Share

     Basic

     Income from operations                              1.05          1.08       (2.8)

     Reversal of prior year tax
       reserve no longer required                        0.20          -             -

     Restructuring and other
       nonrecurring charges                             (0.18)        (0.07)         -

     Net Income (loss)                                   1.07          1.01        5.9

     Diluted

     Income from operations                              1.03          1.07       (3.7)

     Reversal of prior year tax
       reserve no longer required                        0.20          -             -


     Restructuring and other
       nonrecurring charges                             (0.18)        (0.07)         -

     Net Income (loss)                                   1.05          1.00        5.0

Avg. Common Shares Outstanding

     Basic                                             153.2         159.7        (4.1)

     Diluted                                           156.4         162.1        (3.5)

Actual Common Shares Outstanding

     Basic                                             152.3         157.6        (3.4)

     Diluted                                           156.2         159.8        (2.3)

* Prior periods restated to reflect the required adoption of issue No. 00-22 relating to the classification of certain sales incentives. This reclassification does not result in a change in the Company's earnings or earnings per common share.

** Prior periods restated to exclude minority interests now classified separately.

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)
                                   (Unaudited)

SEGMENT DATA

                                             Three Months Ended              Six Months Ended
                                                  June 30,                        June 30,
                                               2001       2000    % Change     2001       2000    % Change
Net Sales*

Home Products                                $  537.6   $  533.1      0.8    $1,008.7   $1,024.5     (1.5)

Office Products                                 292.2      333.9    (12.5)      590.0      662.5    (10.9)

Golf Products                                   300.4      328.8     (8.6)      554.6      593.6     (6.6)

Spirits and Wine                                303.2      300.8      0.8       581.1      573.4      1.3

Total                                        $1,433.4   $1,496.6     (4.2)   $2,734.4   $2,854.0     (4.2)


Operating Company Contribution**

Home Products                                $   76.8   $   82.3     (6.7)   $  138.3   $  157.1    (12.0)

Office Products                                   7.3       10.5    (30.5)       14.6       26.0    (43.8)

Golf Products                                    58.3       74.2    (21.4)       91.8      112.4    (18.3)

Spirits and Wine                                 75.1       71.5      5.0       133.9      125.5      6.7

Total                                        $  217.5   $  238.5     (8.8)   $  378.6   $  421.0    (10.1)

* Prior periods restated to reflect the required adoption of issue No. 00-22 relating to the classification of certain sales incentives. This reclassification does not result in a change in the Company's operating company contribution, earnings, or earnings per common share.

** Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, amortization of intangibles, corporate administrative expense, interest and related expenses, other (income) expense, net, income taxes and minority interests.


INCOME FROM OPERATIONS BEFORE NET GAINS & CHARGES

The following sets forth income from operations before net gains & charges, which in 2001, represents income before the $42.3 million ($27.8 million after tax) restructuring and other nonrecurring charges and a $31.0 million tax reserve reversal both taken in the three-month and six-month periods ended June 30, 2001.

In addition, the following sets forth income from operations before net gains & charges in 2000, which represents income before the $11.1 million ($7.0 million after tax) and $18.1 million ($11.5 million after tax) restructuring and other nonrecurring charges taken in the three-month and six-month periods ended June 30, 2000, respectively.

                                                                Three Months Ended June 30,

                                                              2001          2000     % Change
Income from Operations Before Net Gains & Charges           $ 99.7        $104.4       (4.5)
Earnings Per Common Share
Basic                                                       $  0.65       $  0.65         -
Diluted                                                        0.64          0.65      (1.5)

                                                                 Six Months Ended June 30,

                                                              2001          2000     % Change
Income from Operations Before Net Gains & Charges           $161.2        $173.2       (6.9)
Earnings Per Common Share
Basic                                                       $  1.05       $  1.08      (2.8)
Diluted                                                        1.03          1.07      (3.7)

RESTRUCTURING AND OTHER NONRECURRING CHARGES

In connection with the repositioning of the office segment, the Company recorded pre-tax restructuring and nonrecurring charges of $42.3 million in the three-month and six-month periods ended June 30, 2001. The charges principally relate to product line discontinuations, rationalization of operations, and expenses associated with the exploration of strategic options for the business.

                                              Three Months Ended
                                                June 30, 2001
                                   (In millions, except per share amounts)

                                                             Nonrecurring
                                   Restructuring    Cost of Sales   SG & A Charges  Total
Office Products                    $12.0            $17.8           $12.5           $42.3

Total                              $12.0            $17.8           $12.5           $42.3

Income Tax Benefit                                                                   14.5
Net Charge                                                                          $27.8

Charge Per Common Share

Basic                                                                               $ 0.18
Diluted                                                                             $ 0.18

                                               Six Months Ended
                                                June 30, 2001
                                   (In millions, except per share amounts)

                                                             Nonrecurring
                                   Restructuring    Cost of Sales   SG & A Charges  Total
Office Products                    $12.0            $17.8           $12.5           $42.3

Total                              $12.0            $17.8           $12.5           $42.3

Income Tax Benefit                                                                   14.5
Net Charge                                                                          $27.8

Charge Per Common Share

Basic                                                                               $ 0.18
Diluted                                                                             $ 0.18

                              FORTUNE BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)

                                                         June 30,      December 31,
                                                          2001           2000
                                                       (Unaudited)
Assets

     Current assets

          Cash and cash equivalents                    $   71.0         $   20.9

          Accounts receivable, net                        966.8            952.1

          Inventories                                   1,038.3          1,079.2

          Other current assets                            217.4            212.3

               Total current assets                     2,293.5          2,264.5

     Property, plant and equipment, net                 1,199.5          1,205.1

     Intangibles resulting from
       business acquisitions, net                       1,960.2          1,989.4

     Other assets                                         362.6            305.1

          Total assets                                 $5,815.8         $5,764.1

Liabilities and Stockholders' Equity

     Current liabilities

          Short-term debt                              $  454.9         $  793.6

          Current portion of long-term debt                 6.4             12.4

          Other current liabilities                     1,245.8          1,233.9

               Total current liabilities                1,707.1          2,039.9

     Long-term debt                                       951.3          1,151.8

     Other long-term liabilities*                         620.2            422.1

     Minority interests                                   389.3             14.4

          Total liabilities                             3,667.9          3,628.2


Stockholders' equity                                    2,147.9          2,135.9

     Total liabilities and
       stockholders' equity                            $5,815.8         $5,764.1

* Prior period restated to exclude minority interests now classified separately.